                                                                    Exhibit 99.1


                        GUANGSHEN RAILWAY COMPANY LIMITED

 (a joint stock limited company incorporated in the People's Republic of China)

                                (Stock Code: 525)

                       ANNOUNCEMENT OF POLL RESOLUTIONS OF
                 THE ANNUAL GENERAL MEETING HELD ON 26 JUNE 2008

                      CHANGES IN DIRECTORS AND SUPERVISORS


The Company is pleased to announce that all the Resolutions were duly passed at the AGM by way of poll.

The term of office of the fourth session of the Board and Supervisory Committee of the Company expired upon the conclusion of the AGM. Therefore, following the conclusion of the AGM, Mr Wen Weiming and Mr Yang Jinzhong have ceased to be non-executive directors of the Company, Mr Chang Loong Cheong and Ms Deborah Kong have ceased to be independent non-executive directors of the Company, Mr Chen Ruixing, Ms Li Jin and Mr Chen Yunzhong have ceased to be supervisors of the Company.

Pursuant to the Resolutions, Mr He Yuhua and Mr Yang Yiping were re-appointed as executive directors, Mr Cao Jianguo and Mr Wu Houhui were re-appointed as non-executive directors, Mr Wilton Chau Chi Wai was re-appointed as an independent non-executive director; Mr Liu Hai was appointed an executive director, Mr Yu Zhiming was appointed a non-executive director and Mr Dai Qilin and Mr Lu Yuhui were appointed independent non-executive directors, of the fifth session of the Board, and Mr Yao Muming and Mr Li Zhiming were re-appointed as supervisors; Mr Wang Jianping and Mr Chen Shaohong were appointed supervisors of the fifth session of the Supervisory Committee of the Board, all with effect from 26 June 2008.

Reference is made to the notice ("AGM NOTICE") of Annual General Meeting (the "AGM") of Guangshen Railway Company Limited (the "COMPANY") dated 6 May 2008 and the circular of the Company dated 6 May 2008 (the "CIRCULAR"). Unless otherwise defined, terms used herein shall have the same meaning as defined in the AGM Notice and the Circular.


POLL RESULTS OF THE AGM

The board of directors of the Company (the "BOARD") is pleased to announce that all the resolutions as set out in the AGM Notice (the "RESOLUTIONS") were approved by the Shareholders by way of poll at the AGM. The poll results in respect of the Resolutions are as follows:



                                                                      NUMBER OF VOTES AND PERCENTAGE
                  ORDINARY RESOLUTIONS                               FOR                       AGAINST

1.       To review and approve the work report of the            3,284,252,097                  667,250
         Board for 2007.                                           (99.98%)                     (0.02%)


2.       To review and approve the work report of the            3,284,252,097                  667,250
         Supervisory Committee of the Company for 2007.            (99.98%)                     (0.02%)

3.       To review and approve the audited financial             3,284,252,097                  667,250
         statements of the Company for 2007.                       (99.98%)                     (0.02%)

4.       To review and approve the proposed profits              3,315,250,061                  660,700
         distribution of the Company for 2007.                     (99.98%)                     (0.02%)

5.       To review and approve the budget of the Company         3,315,243,511                  667,250
         for 2008.                                                 (99.98%)                     (0.02%)

6.       To review and approve the appointment of                3,315,243,511                  667,250
         PricewaterhouseCoopers Zhong Tian CPAs Company            (99.98%)                     (0.02%)
         Limited as the PRC auditor to the Company for
         2008 and to authorise the Board and the Audit
         Committee to determinate its remuneration.

7.       To review and approve the appointment of                3,315,243,511                  667,250
         PricewaterhouseCoopers as the international               (99.98%)                     (0.02%)
         auditors to the Company for 2008 and to
         authorise the Board and the Audit Committee to
         determinate its remuneration.

8.       To review and approve the "Rules for the                3,315,282,511                  667,250
         Implementation of Cumulative Voting of                    (99.98%)                     (0.02%)
         Guangshen Railway Company Limited".


                                                                       NUMBER OF VOTES AND PERCENTAGE
9.       To elect six non-independent directors of the                FOR                       AGAINST
         fifth session of the Board                          (BY WAY OF CUMULATIVE       (BY WAY OF CUMULATIVE
                                                                    VOTING)                     VOTING)

9.1      Mr He Yuhua                                             3,276,678,361                  660,700
                                                                   (99.98%)                     (0.02%)


9.2      Mr Cao Jianguo                                          3,276,678,361                  660,700
                                                                   (99.98%)                     (0.02%)

9.3      Mr Wu Houhui                                            3,276,678,361                  660,700
                                                                   (99.98%)                     (0.02%)

9.4      Mr Yu Zhiming                                           3,276,677,611                  660,700
                                                                   (99.98%)                     (0.02%)

9.5      Mr Yang Yiping                                          3,276,677,611                  660,700
                                                                   (99.98%)                     (0.02%)


9.6      Mr Liu Hai                                              3,276,677,611                  660,700
                                                                   (99.98%)                     (0.02%)

                                                                       NUMBER OF VOTES AND PERCENTAGE
10.      To elect three independent directors of the                  FOR                       AGAINST
         fifth session of the Board                          (BY WAY OF CUMULATIVE       (BY WAY OF CUMULATIVE
                                                                    VOTING)                     VOTING)

10.1     Mr Wilton Chau                                          3,289,170,661                  660,700
                                                                   (99.98%)                     (0.02%)

10.2     Mr Dai Qilin                                            3,289,170,211                  660,700
                                                                   (99.98%)                     (0.02%)

10.3     Mr Lu Yuhui                                             3,289,169,161                  660,700
                                                                   (99.98%)                     (0.02%)

                                                                       NUMBER OF VOTES AND PERCENTAGE
11.      To elect four supervisors (shareholders                      FOR                       AGAINST
         representatives) of the fifth session of the        (BY WAY OF CUMULATIVE       (BY WAY OF CUMULATIVE
         Supervisory Committee of the Company                       VOTING)                     VOTING)

11.1     Mr Yao Muming                                           3,289,171,061                  660,700
                                                                  (100.337%)                    (0.02%)

11.2     Mr Wang Jianping                                        3,288,030,161                 1,799,700
                                                                  (100.302%)                    (0.055%)

11.3     Mr Li Zhiming                                           3,265,754,661                  660,700
                                                                   (99.623%)                    (0.02%)

11.4     Mr Chen Shaohong                                        3,264,615,661                 1,799,700
                                                                   (99.588%)                    (0.055%)

                                                                       NUMBER OF VOTES AND PERCENTAGE
                                                                      FOR                       AGAINST

12.      To review and approve the remuneration and              3,315,227,511                  660,700
         allowance package for the fifth session of the            (99.98%)                     (0.02%)
         Board.

13.      To review and approve the remuneration and              3,315,232,511                  660,700
         allowance package for the fifth session of the            (99.98%)                     (0.02%)
         Supervisory Committee of the Company.

14.      To review and approve the "Decision Making              3,315,232,511                  660,700
         System Concerning the Connected Transactions of           (99.98%)                     (0.02%)
         Guangshen Railway Company Limited".

15.      To review and approve the "Investment                   3,315,227,511                  660,700
         Management Policy of Guangshen Railway Company            (99.98%)                     (0.02%)
         Limited".

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


                                                                      NUMBER OF VOTES AND PERCENTAGE
                EXTRAORDINARY RESOLUTIONS                            FOR                       AGAINST

16.      To review and approve the "Rules of Procedures          3,315,232,511                  667,250
         of General Meetings of Guangshen Railway                  (99.98%)                     (0.02%)
         Company Limited".

17.      To review and approve the "Rules of Procedures          3,315,232,511                  667,250
         of Meeting of the Board of Directors of                   (99.98%)                     (0.02%)
         Guangshen Railway Company Limited".

18.      To review and approve the "Rules of Procedures          3,315,232,511                  667,250
         of Supervisory Committee Meeting of Guangshen             (99.98%)                     (0.02%)
         Railway Company Limited".

19.      To review and approve the "Proposed Amendments          3,315,226,811                  672,950
         to the Articles of Association".                          (99.98%)                     (0.02%)

Computershare Hong Kong Investor Service Limited, the Company's share registrar, was appointed as the scrutineer for the vote-taking at the AGM.

As at the date of the AGM, the issued share capital of the Company was 7,083,537,000 Shares.

The total number of Shares entitling the holders to attend and vote for or against the Resolutions at the AGM was 7,083,537,000 Shares and there were no Shares in respect of which their holders were entitled to attend and vote only against the Resolutions at the AGM.


CHANGES IN DIRECTORS AND SUPERVISORS

The term of office of the fourth session of the Board and Supervisory Committee of the Company expired upon the conclusion of the AGM. Therefore, following the conclusion of the AGM, Mr Wen Weiming and Mr Yang Jinzhong have ceased to be non-executive directors of the Company, Mr Chang Loong Cheong and Ms Deborah Kong have ceased to be independent non-executive directors of the Company, Mr Chen Ruixing, Ms Li Jin and Mr Chen Yunzhong have ceased to be supervisors of the Company. Each of the above directors and supervisors has confirmed that he or she has no disagreement in all aspects with the Company and there are no matters that need to be brought to the attention of the shareholders in relation to the expiry of his or her term of office.

The Board would like to thank the above directors and supervisors for his or her valuable contribution to the Company during his or her term of office.

Pursuant to the Resolutions, Mr He Yuhua and Mr Yang Yiping were re-appointed as executive

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

directors, Mr Cao Jianguo and Mr Wu Houhui were re-appointed as non-executive directors, Mr Wilton Chau Chi Wai was re-appointed as an independent non-executive director; Mr Liu Hai was appointed an executive director, Mr Yu Zhiming was appointed a non-executive director and Mr Dai Qilin and Mr Lu Yuhui were appointed independent non-executive directors, of the fifth session of the Board, and Mr Yao Muming and Mr Li Zhiming were re-appointed as supervisors; Mr Wang Jianping and Mr Chen Shaohong were appointed supervisors of the fifth session of the Supervisory Committee of the Board, all with effect from 26 June 2008.

For personal particulars of the above directors and supervisors, please refer to the Circular.

Following the passing of the Resolutions at the AGM, the Board has approved (i) the appointment of Mr Dai Qilin, Mr Wilton Chau Chi Wai and Mr Lu Yuhui as members of the Audit Committee of the Company and Mr Dai Qilin as the Chairman of such committee; (ii) the appointment of Mr He Yuhua, Mr Yang Yiping, Mr Dai Qilin, Mr Wilton Chau Chi Wai and Mr Lu Yuhui as members of the Remuneration Committee of the Company and Mr He Yuhua as the Chairman of such committee; and
(iii) the appointment of Mr He Yuhua as the Chairman of the fifth session of the Board. The Supervisory Committee of the Company has approved the appointment of Mr Yao Muming as the Chairman of the fifth session of the Supervisory Committee of the Company.


PAYMENT OF 2007 FINAL DIVIDEND

A final cash dividend of RMB0.08 per share will be distributed to all H shareholders whose names appeared on the register of members of H shares of the Company on 26 May 2008.

The Company would like to make the following statements in respect of the distribution of the Company's final dividends:

Dividends payable to holders of H shares are calculated in RMB and paid in Hong Kong dollars based on the following formula:


Final Dividend in Hong Kong Dollars                      The RMB value of the final dividend
                                              -----------------------------------------------------------
                                                The  average closing exchange  rate of RMB to Hong Kong
                                                 dollars as quoted by the People's Bank of
                                                China during the calendar week preceding the date
                                                       on which the dividend was declared

In respect of the Company's 2007 final dividends to be paid to holders of H shares, the average closing exchange rate of RMB to Hong Kong dollars as quoted by the People's Bank of China during the calendar week preceding the date on which the dividend was declared (which was 25 June 2008) was RMB1.00 to HK$1.13558. Therefore, the dividend per H share of the Company, being RMB0.08, will be HK$0.09085.

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

The Company has appointed Bank of China (Hong Kong) Trustees Company Limited as the receiving agent ("RECEIVING AGENT") of the holders of H shares in Hong Kong to receive on behalf of the holders of H shares in Hong Kong dividends declared in respect of the H shares and to hold the same pending payment in trust for the holders of H shares. Dividends payable to holders of H shares will be paid by the Receiving Agent and dispatched on or before 26 July 2008. Dividends distributed to the holders of H shares by mail shall be posted at the risk of the recipients.



                                                     By Order of the Board
                                               GUANGSHEN RAILWAY COMPANY LIMITED
                                                         GUO XIANG DONG
                                                       Company Secretary
Shenzhen, the PRC, 26 June 2008

As at the date of this announcement, the Board of the Company consists of:


EXECUTIVE DIRECTORS
He Yuhua
Yang Yiping
Liu Hai


NON-EXECUTIVE DIRECTORS
Cao Jianguo
Wu Houhui
Yu Zhiming


INDEPENDENT NON-EXECUTIVE DIRECTORS
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui

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